ASANKO GOLD INC.

NOTICE OF SPECIAL MEETING OF ASANKO GOLD INC. SHAREHOLDERS

to be held on January 30, 2014

NOTICE IS HEREBY GIVEN that pursuant to the proposed acquisition by Asanko Resources Inc. ("Asanko") of all of the issued and outstanding common shares ("PMI Shares") of PMI Gold Corporation ("PMI") by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") a special meeting (the "Asanko Shareholders' Meeting") of the holders ("Asanko Shareholders") of common shares ("Asanko Shares") in the capital of Asanko will be held in Suite 1500 - Royal Centre, 1055 West Georgie Street, Vancouver, British Columbia at 5:00 pm (Vancouver time) on January 30, 2014 for the following purposes:

(a)     to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution (the "Asanko Arrangement Resolution"), the full text of which is set forth in Appendix B to the accompanying joint management information circular of PMI and Asanko dated December 20, 2013 (the "Information Circular"), approving in accordance with the TSX Company Manual, the issuance, or reservation for issuance, as the case may be, by Asanko, pursuant to the arrangement agreement dated December 17, 2013, between PMI and Asanko (the "Arrangement Agreement"), of 90,709,417 Asanko Shares, representing 106.65% of the issued and outstanding Asanko Shares as at the date of the Information Circular, being the number of Asanko Shares necessary to give effect to the Arrangement; and

(b)     to transact such further and other business as may properly be brought before the Asanko Shareholders' Meeting or any adjournment or postponement thereof.

Specific details of the matters to be put before the Asanko Shareholders at the Asanko Shareholders' Meeting are set forth in the Information Circular.

The board of directors of Asanko UNANIMOUSLY recommends that Asanko Shareholders vote IN FAVOUR of the Asanko Arrangement Resolution. It is a condition to the completion of the Arrangement that the Asanko Arrangement Resolutions be approved at the Asanko Shareholders' Meeting.

The record date ("Record Date") for determination of Asanko Shareholders entitled to receive notice of and to vote at the Asanko Shareholders' Meeting was the close of business on December 30, 2013. Only Asanko Shareholders whose names have been entered in the register of holders of Asanko Shares on the close of business on the Record Date are entitled to receive notice of and to vote at the Asanko Shareholders' Meeting. This Notice is accompanied by a form of proxy and the Information Circular. Reference should be made to the Information Circular for details of the above matters.

Each Asanko Share entitled to be voted on each resolution at the Asanko Shareholders' Meeting will entitle the holder to one vote at the Asanko Shareholders' Meeting on all matters to come before the Asanko Shareholders' Meeting.

Your vote is important regardless of the number of Asanko Shares you own. Whether or not you are able to attend, if you are a registered Asanko Shareholder, we urge you to complete the enclosed form of proxy and return it in the envelope provided. An Asanko Shareholder may attend the Asanko

Shareholders' Meeting in person or may be represented by proxy. Asanko Shareholders who are unable to attend the Asanko Shareholders' Meeting, or any adjournment or postponement thereof, in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Asanko Shareholders' Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by Computershare Investor Services Inc. by mail: 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 (Attention: Proxy Department), or by facsimile: 1-866-249-7775 in North America (416-263-9524 outside North America), not later than 5:00 pm (Vancouver time) on January 28, 2014 or 48 hours (excluding Saturdays, Sundays or holidays) prior to the time to which the Asanko Shareholders' Meeting may be adjourned or postponed. Notwithstanding the foregoing, the Chair of the Asanko Shareholders' Meeting has the discretion to accept proxies received after such deadline. Asanko Shareholders may also vote by telephone: 1-866-732-VOTE (8683) (toll free) or via the Intenet: www.investorvote.com.

If an Asanko Shareholder receives more than one form of proxy because such holder owns Asanko Shares registered in different names or addresses, each form of proxy should be completed and returned.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Asanko Shareholders' Meeting; and (ii) other matters that may properly come before the Asanko Shareholders' Meeting. As of the date hereof, management of Asanko knows of no amendments, variations or other matters to come before the Asanko Shareholders' Meeting other than the matters set forth in this notice. Asanko Shareholders who are planning on returning the applicable accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote IN FAVOUR of the Asanko Arrangement Resolution.

If you are a non-registered Asanko Shareholder and have received these materials through your broker or through another intermediary, please complete and return the proxy form or request for voting instructions provided to you by your broker or other intermediary in accordance with the instructions provided thereon.

If you have any questions or require assistance with voting your Proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

Dated at the City of Vancouver, in the Province of British Columbia, this 20th day of December, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF ASANKO GOLD INC. (Signed) "Shawn Wallace"
Chairman of the Board of Directors Asanko Gold Inc.